Exhibit 99.2

CRH MEDICAL CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2017

The following management discussion and analysis (“MD&A”) should be read in conjunction with CRH Medical Corporation’s (the “Company” or “CRH”) unaudited condensed consolidated interim financial statements for three months ended March 31, 2017 and 2016 and the annual consolidated financial statements and the corresponding notes thereto for the year ended December 31, 2016. The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Unless otherwise specified, all financial data is presented in United States dollars. This MD&A is as of April 26, 2017.

Additional information related to the Company, including the Company’s Annual Information Form is available on SEDAR at www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Information included or incorporated by reference in this report may contain forward-looking statements within the meaning of applicable securities legislation concerning profitability; growth strategies; anticipated trends in our industry; our future financing plans; our anticipated needs for working capital and other events or conditions that may occur in the future. These forward-looking statements may include statements regarding perceived merit of our products and services, budgets, capital expenditures, operating costs, cash flow estimates and similar statements relating to our products, services, timelines, strategic plans, including our plans and expectations relating to the CRH O’Regan System, our anesthesiology operations, or other statements that are not statements of fact. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Readers are cautioned regarding statements discussing profitability; growth strategies; anticipated trends in our industry; our future financing plans; our anticipated needs for working capital; and other events or conditions that may occur in the future. Actual events or results may differ materially from those discussed in forward-looking statements. There can be no assurance that the forward-looking statements currently contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them. The Company disclaims any intent or obligations to update or revise publicly any forward-looking statements whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.

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Forward-looking statements are based on a number of assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors and material assumptions include, among others: our need to raise additional capital to fund future operations; risks related to various restrictive covenants and events of default under the Credit Facilities; risks associated with incurring substantially more debt, which could further exacerbate the risks associated with increased leverage; the risk of ASCs or other customers terminating or choosing not to renew their agreements; the Centers for Medicare & Medicaid Services (“CMS”) may review and reduce the reimbursement of anesthesia procedure codes relevant to GI procedures; the risk of a significant number of our affiliated physicians leaving our affiliated ASCs; the ability to enforce the non-competition and other restrictive covenants in our agreements; risks related to changing regulations or regulatory interpretations; the ability to successfully recruit and retain qualified anesthesiologists or other independent contractors; risks related to failure to manage third-party service providers; the continuing development of our products and provision of our services depends upon us maintaining strong relationships with physicians; the ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances, which could result in unforeseen operating difficulties and expenditures or require significant management resources and significant charges; our senior management has been key to our growth, and we may be adversely affected if we lose any member of our senior management; the ability to effectively undertake or manage our growth initiatives; risks associated with the failure to manage growth; patient Protection and Affordable Care Act (“ACA”) reform in the United States may have an adverse effect on our business, financial conditions, results of operations and cash flows and the trading price of our securities; changing legislative and regulatory requirements and healthcare spending and pricing pressures may adversely affect our business; the policies of health insurance carriers may affect the amount of revenue the Company receives; risks associated with operating in an industry that is subject to extensive federal, state, and local regulation, and changes in law and regulatory interpretations; competition in our industry; unfavorable changes or conditions could occur in the states where our operations are concentrated; changes in federal or state laws, rules, regulations, or interpretations of such federal or state laws, rules or regulations, which may require the Company to redeem our physician partners’ ownership interests in anesthesia companies under the savings clause in our joint venture operating agreements; changes in the United States federal Anti-Kickback Statute and Stark Law and/or similar state laws, rules, and regulations could result in criminal offenses and potential sanctions; the risk that government authorities or other parties may assert that our business practices violate antitrust laws; risks associated with significant price and volume fluctuations of our common shares; risks related to losing our foreign private issuer status under United States federal securities laws; significant shareholders of the Company could influence our business operations and sales of our shares by such significant shareholders could influence our share price; anti-takeover provisions could discourage a third party from making a takeover offer that could be beneficial to our shareholders; continuing unfavorable economic conditions could have an adverse effect on our business; changes in the medical industry and the economy may affect the Company’s business; income tax audits and changes in our effective income tax rate could affect our results of operations; our dependence on suppliers could have a material adverse effect on our business, financial condition and results of operations; health and safety risks in our industry; adverse events related to our product or our services may subject us to risks associated with product liability, medical malpractice or other legal claims, insurance, recalls and other liabilities, which may adversely affect our operations; various risks associated with governmental investigations into marketing and other business practices in our industry; the risk of regulatory investigations, claims, lawsuits, and other

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proceedings; the risk that we are unable to adequately protect or enforce our intellectual property; the Company’s ability to successfully market its products and services; risks related to evolving regulation of corporate governance and public disclosure; risks related to criminal or civil sanctions in connection with a failure to comply with privacy regulations regarding the use and disclosure of patient information; the risk that our employees and third-party contractors may not appropriately record or document services that they provide; write-offs of intangible assets; exposure to adverse movements in foreign currency exchange rates; risks associated with the failure of our employees and business partners to appropriately secure and protect confidential information in their possession; dependence on complex information systems; and, conflicts of interest arising among the Company’s officers and directors as a result of their involvement with other companies. This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this report and elsewhere. For a complete discussion of the Company's business including the assumptions and risks set out above, see the Company's annual information form which is available on SEDAR at www.sedar.com.

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OVERVIEW

CRH Medical Corporation (“CRH”) is a North American company focused on providing gastroenterologists (“GI’s”) with innovative services and products for the treatment of gastrointestinal (“GI”) diseases. In 2014, CRH acquired a full service gastroenterology anesthesia company, Gastroenterology Anesthesia Associates, LLC (“GAA”), which provides anesthesia services for patients undergoing endoscopic procedures. CRH has complemented this transaction with ten additional acquisitions of GI anesthesia companies since GAA.

According to the Centers for Disease Control and Prevention (“CDS”), colorectal cancer is the second leading cause of cancer-related deaths in the United States and recent research indicates that the incidence of colon cancer in young adults is on the rise. The CDS has implemented campaigns to raise awareness of GI health and drive colorectal cancer screening rates among at risk populations. Colon cancer is treatable if detected early and screening colonoscopies are the most effective way to detect colon cancer in its early stages. Anesthesia-assisted endoscopies are the standard of care for colonoscopies and upper endoscopies.

CRH’s goal is to establish itself as the premier provider of innovative products and essential services to GI’s throughout the United States. The Company’s CRH O’Regan System distribution strategy focuses on physician education, patient outcomes, and patient awareness. The O’Regan System is a single use, disposable, hemorrhoid banding technology that is safe and highly effective in treating hemorrhoid grades I - IV. CRH distributes the CRH O’Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to physicians, allowing CRH to create meaningful relationships with the physicians it serves.

The Company has financed its cash requirements primarily from revenues generated from the sale of its product directly to physicians, GI anesthesia revenue, equity financings, debt financings and a revolving credit facility. The Company’s ability to maintain the carrying value of its assets is dependent on successfully marketing its products and services and maintaining future profitable operations, the outcome of which cannot be predicted at this time. The Company has also stated its intention to acquire or develop additional GI anesthesia businesses. In the future, it may be necessary for the Company to raise additional funds for the continuing development of its business plan, including additional acquisitions.

For further information about CRH Medical Corporation, including the Company’s Annual Information Form, please visit the Company website at www.crhmedcorp.com or www.sedar.com, or email us at ir@crhmedcorp.com.

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SELECTED FINANCIAL INFORMATION

	Q1 2017	Q1 2016

Anesthesia services revenue	$19,762,432	$11,436,741
Product sales revenue	2,776,315	2,400,110
Total revenue	22,538,747	13,836,851

Total operating expenses	17,593,145	9,890,802

Operating income	4,945,602	3,946,049

Net and comprehensive income	$3,302,118	$3,030,485
Attributable to:
Shareholders of the Company	1,541,856	2,955,548
Non-controlling interest[3]	1,760,262	74,937

Earnings per share attributable to shareholders:
Basic	$0.021	$0.041
Diluted	$0.020	$0.040

Total assets	$172,775,554	$106,656,345
Total non-current liabilities	$13,117,125	$39,956,639
Total liabilities	$69,509,684	$46,850,520

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RECENT EVENTS

The Company has continued in its goal of consolidating the highly fragmented gastroenterology anesthesia provider business by acquiring two additional gastroenterology anesthesia services providers in the first quarter of 2017. Additionally, the Company entered into an exclusive agreement to develop and manage a monitored anesthesia care program.

DDAB, LLC (“DDAB”) - February 2017

In February 2017, a subsidiary of the Company entered into a membership purchase interest purchase agreement to acquire a 51% interest in DDAB, LLC (“DDAB”), a gastroenterology anesthesia services provider in Decatur, Georgia. The purchase consideration, paid via cash, for the acquisition of the Company’s 51% interest was $4,089,791. The preliminary estimate of the fair value of the exclusive professional service agreement which was acquired as part of this acquisition is $8,019,198.

Osceola Gastroenterology Anesthesia Associates, LLC (“OGAA”) - March 2017

In March 2017, a subsidiary of the Company entered into a membership interest purchase agreement to acquire a 60% interest in Osceola Gastroenterology Anesthesia Associates, LLC (“OGAA”), a gastroenterology anesthesia services provider in Kissimmee, Florida. The purchase consideration, paid via cash, for the acquisition of the Company’s 60% interest was $3,401,819. The preliminary estimate of the fair value of the exclusive professional service agreement which was acquired as part of this acquisition is $5,669,698.

Puget Sound Gastroenterology - March 2017

In March 2017, the Company entered into an exclusive agreement to develop and manage a monitored anesthesia care program with Puget Sound Gastroenterology, located in Washington State. Under the terms of the agreement, CRH has the option to acquire a 51% interest in the newly created anesthesia business at a future date, but no sooner than 12 months from March 2017 and up to June 30, 2019. Until such time as the option to purchase is exercised, the Company will not recognize any material revenue or expense from this transaction.

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NON-IFRS FINANCIAL MEASURES

In addition to results reported in accordance with IFRS, the Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include Adjusted operating EBITDA and Adjusted operating expenses. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business.

The Company defines Adjusted operating EBITDA as operating earnings before interest, taxes, depreciation, amortization, stock based compensation, acquisition related expenses and asset impairment charges. Adjusted operating EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses Adjusted operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance.

The Company defines Adjusted operating expenses as operating expenses before expenses related to acquisitions, stock based compensation, depreciation, amortization and asset impairment charges. Adjusted operating expenses is presented on a basis consistent with the Company’s internal management reports. The Company discloses Adjusted operating expenses to capture the non-operational expenses of the business before the impact of items not considered by management to impact operating decisions. The Company also discloses Adjusted operating expenses by segment.

Adjusted operating EBITDA and Adjusted operating expenses do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The Company cautions readers to consider these non-IFRS financial measures in addition to, and not as an alternative for, measures calculated in accordance with IFRS.

Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.

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SELECTED FINANCIAL INFORMATION - IFRS and NON-IFRS MEASURES

	Q1 2017	Q1 2016

Anesthesia services revenue	$19,762,432	$11,436,741
Product sales revenue	2,776,315	2,400,110
Total revenue	22,538,747	13,836,851

Adjusted operating expenses[1]
Anesthesia services	9,469,424	5,322,845
Product sales	1,036,979	998,234
Corporate	984,535	753,551
Total Adjusted operating expenses[1]	$11,490,938	$7,074,630

Adjusted operating EBITDA[2] - non-controlling interest[3]	3,328,502	848,443
Adjusted operating EBITDA[2] - shareholders of the Company	7,719,307	5,913,778
Adjusted operating EBITDA[2] - total	$11,047,809	$6,762,221

Adjusted Operating EBITDA[2] per share attributable to shareholders:
Basic	$0.106	$0.083
Diluted	$0.102	$0.080

[1]	Adjusted operating expenses: This is a non-IFRS measure defined as operating expenses before acquisition related expenses, stock based compensation, depreciation, amortization and asset impairment charges. Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.
[2]	Adjusted operating EBITDA: This is a non-IFRS measure defined as operating income before interest, taxes, depreciation, amortization, stock based compensation, acquisition related expenses and asset impairment charges. Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.
[3]	Non-controlling interest reflects the ownership interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.

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RESULTS OF OPERATIONS - three months ended March 31, 2017

Except where otherwise indicated, all financial information discussed below is 100% of the consolidated results of the Company and includes both the Company’s interest in subsidiaries, as well as the interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.

Revenue

Revenues for the quarter ended March 31, 2017 were $22,538,747 compared to $13,836,851 for the quarter ended March 31, 2016. The increase is mainly attributable to revenue contributions from the anesthesia businesses acquired by the Company in the second quarter of 2016 in addition to the acquisitions completed in February and March of 2017.

Revenues from anesthesia services for the quarter ended March 31, 2017 were $19,762,432 compared to $11,436,741 for the first quarter of 2016. The increase was due to the Company’s anesthesia acquisitions throughout 2016 and 2017. The Company expects revenue from anesthesia services to continue to increase through organic growth in patient cases and deployment of available capital for future acquisitions.

During the three months ended March 31, 2017 there were no material changes in anesthesia reimbursement rates. However, there was a change in the payor mix in our GAA business as a result of the annual renewal process that insured individuals and companies go through when selecting their plans and providers. Changes in payor mix are normal, especially due to the competitive nature of the renewal process, and such changes can have either a positive or negative impact or no impact at all on our business. With respect to GAA, the average revenue per case declined by 12% compared to the first quarter of 2016, which was partially offset by an increase in patient cases of 8%. The payor mix changes at GAA relate to a single commercial payor. Any future payor mix changes related to this payor will not be material. There were no material payor mix changes in any of our other anesthesia entities. The Company’s continued expansion of its anesthesia business has and is expected, in future, to mitigate the effect these kinds of changes in payor mix can have on our financial results.

In the quarter ended March 31, 2017, the anesthesia services segment serviced 42,363 patient cases compared to 24,440 patient cases during the quarter ended March 31, 2016.

The tables below summarizes our approximate payor mix as a percentage of patient cases for the quarters ended March 31, 2017 and 2016:

	Quarter ended
Payor	March 31, 2017	March 31, 2016
Medicare and other government programs	28.9%	35.0%
Medicaid	3.5%	3.8%
Commercial and other	67.6%	61.2%
Total	100.0%	100.0%

The payor mix for the quarter ended March 31, 2017 includes acquisitions completed during the second quarter of 2016 and as a result is not directly comparable to the period ending March 31, 2016.

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Due to the inherent nature of health insurance plans and patient deductibles, the anesthesia business is impacted by the seasonality of patient cases. Seasonality by quarter for 2016 is presented below and is reflective of 2017 seasonality expectations.

Seasonality	Q1	Q2	Q3	Q4
2016	22.5%	24.0%	25.5%	28.0%

In the future, the Company expects anesthesia services revenue to continue to increase primarily through acquisitions and through organic growth of previously acquired businesses as the U.S. government continues to encourage colonoscopy as a means of improving healthcare for its citizens, as well as reducing overall cost via early diagnose and treatment of colon cancer. Seasonality is driven by both patient cases and seasonal payor mix. As a result, revenue per patient will fluctuate quarterly.

Revenues from product sales for the quarter ended March 31, 2017 were $2,776,315 compared to $2,400,110 for the first quarter of 2016. The increase in product sales is the result of the continuing successful execution of the Company’s direct to physician program that allows physicians to purchase our hemorrhoid banding technology, treatment protocols, marketing and operational experience. As of March 31, 2017, the Company has trained 2,490 physicians to use the O’Regan System, representing 963 clinical practices. This compares to 2,240 physicians trained, representing 842 clinical practices, as of March 31, 2016

In the future, the Company expects revenue from product sales to continue to increase, as it has historically, as we expand our physician network and increase physician use of our technology.

Total adjusted operating expenses

For the quarter ended March 31, 2017, total adjusted operating expenses were $11,490,938 compared to $7,074,630 for the quarter ended March 31, 2016. Increases in adjusted operating expenses are primarily related to adjusted operating expenses in the anesthesia services business. Factors impacting the fluctuation of total adjusted operating expenses are consistent with those impacting operating expenses.

Anesthesia services adjusted operating expenses for the quarter ended March 31, 2017 were $9,469,424, compared to $5,322,845 for the first quarter of 2016. Anesthesia services adjusted operating expenses primarily include labor related costs for Certified Registered Nurse Anesthetists and MD anesthesiologists, medical drugs and supplies, and billing and management related expenses. The Company’s first anesthesia acquisition was in the fourth quarter of 2014, with further acquisitions completed in 2015, 2016 and 2017. As a result, 2017 is not directly comparable to 2016, with the majority of the increase relating to operating expenses for acquired companies. Though quarterly revenue may fluctuate significantly, quarterly adjusted operating expenses which are primarily employee related costs, due to their fixed nature, are not expected to fluctuate materially. These expenses are primarily impacted by the Company’s acquisition strategy.

Product sales adjusted operating expenses for the quarter ended March 31, 2017 were $1,036,979 compared to $998,234 for the quarter ended March 31, 2016. The increase in product sales adjusted operating expenses compared to 2016 is a reflection of higher employee related costs as a result of increased sales activity. Product sales expenses primarily include employee wages, product cost and support, marketing programs, office expenses, professional fees, and insurance. In the future, the Company expects adjusted operating expenses to increase as the Company continues to invest in activities aimed at increasing demand for training and use of the CRH O’Regan System.

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Corporate adjusted operating expenses for the quarter ended March 31, 2017 were $984,535 compared to $753,551 for the quarter ended March 31, 2016. The increase in corporate adjusted operating expenses from 2016 is primarily due to higher professional fees and employee related costs, and, in general, is reflective of the increasing complexity of our business which is increasing our compliance costs.

Operating Income

Operating income for the quarter ended March 31, 2017 was $4,945,602 compared to $3,946,049 for the same period in 2016. Contributing to the improved operating income for the quarter is an increase in total adjusted operating EBITDA of $4,285,588, less incremental costs related to the amortization of acquired professional service agreements relating to acquisitions completed in 2016 and 2017 of $2,580,914, an increase in stock based compensation expense of $642,639 and additional acquisition expenses of $65,031. Fluctuations in revenue will not necessarily result in correlating fluctuations in operating expenses due to the fixed nature of these costs.

Anesthesia operating income for the quarter ended March 31, 2017 was $4,959,161, an increase of $1,401,053 from the same period in 2016. This is primarily reflective of the additional operating income generated by the acquisitions completed in 2016 and the most recent acquisitions completed in 2017.

Product operating income for the quarter ended March 31, 2017 was $1,616,356, an increase of $298,984 from the same period in 2016. The increase is primarily a result of the increased revenue in the quarter ended March 31, 2017, offset by increases in employee related expenses.

Adjusted operating EBITDA

Adjusted operating EBITDA attributable to shareholders of the Company for the quarter ended March 31, 2017 was $7,719,307, an increase of $1,805,529 from the quarter ended March 31, 2016. The increase in adjusted operating EBITDA attributable to shareholders is primarily a reflection of the adjusted operating EBITDA contribution from the Company’s anesthesia services providers acquired in 2016 and most recently in 2017.

Adjusted operating EBITDA attributable to non-controlling interest was $3,328,502 for the quarter ended March 31, 2017. This comprises the non-controlling interests’ share of revenues of $5,574,370 and adjusted operating expenses of $2,245,868.

Total adjusted operating EBITDA was $11,047,809 for the quarter ended March 31, 2017, an increase of $4,285,588 from the same period in 2016.

Net finance (income) / expense

As a result of the Company’s debt facilities, the Company has recorded net finance expense of $1,246,215 for the quarter ended March 31, 2017, compared to a net finance recovery of $289,315 for the quarter ended March 31, 2016. Net finance expense is comprised of both interest and other debt related expenses, including fair value adjustments, as well as foreign exchange gains and losses on the Crown debt which is denominated in Canadian dollars and the related cross currency swap the Company entered into on the Crown debt on January 21, 2016. The cross currency swap locks in the repayment of the Crown debt principal and interest at a Canadian dollar to U.S. dollar rate of 1.448.

Cash interest paid in the quarter ended March 31, 2017 was $829,834 compared to $683,136 in the quarter ended March 31, 2016. The increase in cash interest expense compared to the first quarter of 2016 is largely due to the amount borrowed under the Company’s Scotia credit facility at the end of each of these periods. At March 31, 2017, the Company owed $33 million under the facility as compared to $16 million owed at March 31, 2016.

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In the quarter ended March 31, 2017, the Company recorded an exchange gain of $89,638 in relation to the Crown note and the cross currency swap, compared to an exchange gain of $1,517,844 recorded in the first quarter of 2016. Excluding the impact of the exchange gain in the period, the finance expense for the quarter ended March 31, 2017 was $1,335,853 compared to $1,228,529 recorded in the same period in 2016. Finance expense, excluding fair value adjustments and exchange gains, was $1,320,990, compared to $1,049,425 for the quarter ended March 31, 2016. The fair value adjustment recorded in the quarter ($14,863) resulted from changes in estimates underlying the Company’s earn-out obligation.

Income tax expense

For the quarter ended March 31, 2017, the Company recorded an income tax expense of $397,269 compared to income tax expense of $1,204,879 for the quarter ended March 31, 2016. The expense experienced in 2017 is a reflection of taxable income generated in Canada, offset by taxable losses in the US. Income tax expense relates only to income attributable to the Company’s shareholders. Throughout 2016, the effective tax rate in respect of this income was 28%. Due to the income allocation between Canada and the US in the first quarter of the year, the effective tax rate was 22%. We expect our tax rate to fluctuate quarterly due to the impact of seasonality in our business.

Net and comprehensive income

For the quarter ended March 31, 2017, the Company recorded net and comprehensive income attributable to shareholders of the Company of $1,541,856 compared to a net and comprehensive income attributable to shareholders of $2,955,548 for the quarter ended March 31, 2016. The decrease quarter over quarter is a reflection of increased finance costs and stock based compensation in the first quarter of 2017 as compared to the first quarter of 2016. In the first quarter of 2017, the Company’s net finance expense was $1,246,215 compared to a net finance recovery of $289,315 in the first quarter of 2016. The recovery in 2016 is reflective of a significant $1,517,844 foreign exchange gain related to the Company’s Crown note which is not expected to recur. Additionally, the Company experienced additional stock based compensation costs of $642,639 compared to the first quarter of 2016. These costs are 100% allocable to shareholders and thus have decreased the portion of net income attributable to shareholders when compared to the first quarter of 2016.

Net and comprehensive income attributable to non-controlling interest was $1,760,262 for the quarter ended March 31, 2017. This is an increase of $1,685,325 from the first quarter of 2016 and reflects the business model adopted by CRH whereby recent acquisitions, though controlled by CRH, attribute a portion of income earned to non-controlling interests.

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SUMMARY OF QUARTERLY RESULTS (Unaudited)

The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2016.

Seasonality impacts quarterly anesthesia and product revenues. With our expenses primarily fixed, adjusted operating EBITDA margins will fluctuate quarterly with operating EBITDA margins being greater during the fourth quarter of each year and operating EBITDA margins being less during the first quarter of each year. Seasonality also impacts net income as net income will fluctuate with fluctuations in adjusted operating EBITDA.

(in 000’s of US$, except EPS)	Q1 ‘17	Q4 ‘16	Q3 ‘16	Q2 ‘16	Q1 ‘16	Q4 ‘15	Q3 ‘15	Q2 ‘15
Anesthesia services revenue	19,763	23,008	19,447	13,930	11,437	11,330	9,195	8,514
Product sales revenue	2,776	2,814	2,661	2,657	2,400	2,608	2,415	2,367
Total revenue	22,539	25,822	22,108	16,587	13,837	13,938	11,610	10,881
Total operating expense	17,593	16,649	15,514	11,546	9,891	9,265	9,325	7,728
Adjusted operating expenses[1]
Anesthesia services[1]	9,469	9,492	8,794	6,158	5,323	5,061	4,023	3,460
Product sales[1]	1,037	1,083	974	1,004	998	950	888	981
Corporate[1]	985	746	685	853	754	664	798	665
Total adjusted operating expenses[1]	11,491	11,321	10,453	8,015	7,075	6,675	5,709	5,106
Operating income	4,946	9,173	6,595	5,041	3,946	4,673	2,285	3,154
Adjusted operating EBITDA[2] - non-controlling interest[4]	3,329	4,219	2,533	1,518	848	465	142	-
Adjusted operating EBITDA[2] - shareholders of the Company	7,719	10,281	9,122	7,054	5,914	6,797	5,759	5,775
Adjusted operating EBITDA[2] - total	11,048	14,500	11,655	8,572	6,762	7,264	5,901	5,775
Net finance (income) expense	1,246	1,175	1,381	2,156	(289)	5,914	1,013	4,492
Income tax expense (recovery)[3]	397	1,643	188	1,219	1,204	(1,541)	(442)	(661)
Net income (loss)	3,302	6,354	5,026	1,666	3,031	299	1,714	(678)
Attributable to:
Shareholders of the Company	1,542	3,470	2,870	1,269	2,956	154	1,676	(678)
Non-controlling interest[4]	1,760	2,884	2,156	397	75	145	38	-

Adjusted Operating EBITDA[2] per share attributable to shareholders
Basic	0.106	0.142	0.127	0.099	0.083	0.096	0.083	0.083
Diluted	0.102	0.138	0.123	0.095	0.080	0.092	0.080	0.083
Earnings (loss) per share attributable to shareholders
Basic	0.021	0.048	0.040	0.018	0.041	0.002	0.024	(0.010)
Diluted	0.020	0.047	0.039	0.017	0.040	0.002	0.023	(0.010)

[1]	Adjusted operating expenses: This is a non-IFRS measure defined as operating expenses before acquisition related expenses, stock based compensation, depreciation, amortization and asset impairment charges. Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.
[2]	Adjusted operating EBITDA: This is a non-IFRS measure defined as operating earnings before interest, taxes, depreciation, amortization, stock based compensation, acquisition related corporate expenses and asset impairment charges. Refer to the end of this document for the reconciliation of reporting financial results to non-IFRS measures.
[3]	Income tax expense for the three months ended September 30, 2016 includes an immaterial adjustment related to the prior quarters in 2016 associated with the non-controlling interests’ share of income tax expense.
[4]	Non-controlling interest reflects the ownership interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.

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LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2017, the Company had $9,232,240 in cash and cash equivalents compared to $9,507,004 at the end of 2016. The decrease in cash and equivalents is primarily a reflection of cash generated from operations less cash used to finance acquisitions during the first quarter of 2017.

Working capital was $9,859,625 compared to working capital of $9,657,303 at December 31, 2016.    The Company expects to meet its short-term obligations, including short-term obligations in respect of its notes payable and deferred consideration through cash earned through operating activities.

The Company has financed its operations primarily from revenues generated from product sales and anesthesia services and through equity and debt financings and a revolving credit facility. As of March 31, 2017, the Company has raised approximately $51 million from the sale and issuance of equity securities. The Company also obtained debt financing of $52 million via senior and subordinated credit facilities with Crown, Bloom Burton and Knight in 2014 and entered into a revolving credit facility with the Bank of Nova Scotia for $33,000,000 in 2015 which was subsequently increased to $55,000,000 in 2016. At March 31, 2017, the Company owed $33,000,000 under the facility.

The Company’s outstanding credit facilities are described as follows:

Crown Capital Fund III Management Inc. (“Crown Note”)

On December 1, 2014, the Company entered into an agreement to borrow funds in the form of a subordinated note payable from Crown Capital Fund III Management Inc. At inception, the original amount of the note payable was CAD$22,500,000 (USD$19,863,000). The note bears interest at 12% per annum with a decrease to 10% upon repayment and performance in full of the Company’s obligations under its senior credit agreement (see Scotia Facility). Interest on the note is payable on a quarterly basis beginning March 31, 2015, with the payment of the principal scheduled for June 1, 2018. The Company has the option to prepay the Crown Note beginning December 1, 2017. In compensation for its services, the Company paid Crown a combination of cash CAD$1,350,000 (USD$1,191,780) and shares (2,000,000 common shares) in addition to reimbursement of legal costs in relation to issuance of the note. The Crown note is subordinate to the Scotia Facility. The note is classified as an other financial liability and recorded at amortized cost.

In June 2016, the Company amended the Crown Note to accommodate an increase to the Scotia Facility, noted below, as well as amended the financial covenants under the agreement to align with the Scotia Facility. The Company paid $174,060 (CAD$225,000) in fees to Crown in respect of the amendment.

The Company has entered into a cross currency swap which locks in the repayment of the Crown debt principal and interest at a Canadian dollar to U.S. dollar rate of 1.448.

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The Bank of Nova Scotia (“Scotia Facility”)

On November 24, 2015, the Company entered into a credit facility with the Bank of Nova Scotia. The facility, which has a maturity date of April 30, 2018, provided financing of up to $33,000,000. On June 15, 2016, the Company amended the Scotia Facility to provide financing of up to $55,000,000. In conjunction with this amendment, the Company paid $390,400 in fees to the Bank of Nova Scotia and legal counsel. As at March 31, 2017, the Company had drawn $33,000,000 on the amended Facility (December 31, 2016 - $29,000,000). The Facility is repayable in full at maturity, with scheduled principal repayments on a quarterly basis being made since March 31, 2016 based upon the outstanding balance of the Facility. The Facility is a revolving credit facility which the Company may terminate at any time without penalty. The credit facility bears interest at a floating rate based on the US prime rate, LIBOR or bankers’ acceptance rates plus an applicable margin. At March 31, 2017, the interest rate on the facility was LIBOR plus 2.75%. The Facility is secured by the assets of the Company. The Company is required to maintain the following financial covenants in respect of the Facility for the quarter-ended March 31, 2017:

Financial Covenant	Required Ratio
Senior debt to EBITDA ratio	2.25:1.00
Total funded debt ratio	3.00:1.00
Fixed charge coverage ratio	1.30:1.00

The Company is in compliance with the above covenants at March 31, 2017

Cash provided by operating activities for the quarter ended March 31, 2017 was $7,991,021 compared to $5,524,822 for the same period in fiscal 2016.

The Company’s near-term cash requirements relate primarily to interest payments, quarterly principal payments in respect of the Scotia Facility, annual payments in respect of the deferred consideration in relation to the Austin acquisition, operations, working capital and general corporate purposes, including further acquisitions. Based on the current business plan, the Company believes cash and cash equivalents and the availability of its revolving credit facility will be sufficient to fund the Company’s operating, debt repayment and capital requirements for at least the next 12 months. The Company updates its forecasts on a regular basis and will consider additional financing sources as appropriate.

There were no significant changes in the Company’s contractual commitments compared with those set forth in the Company’s 2016 Management Discussion and Analysis, available on SEDAR at www.sedar.com, except as noted below:

•	As a result of the Company’s current draw on its Scotia facility, quarterly principal payments are $1.75 million.

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OUTSTANDING SHARE CAPITAL

As at March 31, 2017, there were 73,919,488 common shares issued and outstanding for a total of $53,734,537 in share capital.

As at March 31, 2017, there were 1,536,874 options outstanding at a weighted-average exercise price of $0.48 per share, of which 1,204,377 were exercisable into common shares at a weighted-average exercise price of $0.47 per share. As at March 31, 2017, there were 2,275,000 share units issued and outstanding.

As at April 26, 2017 there were 73,919,488 common shares issued and outstanding for a total of $53,734,537 in share capital. There are 1,536,874 options outstanding at a weighted-average exercise price of $0.48 per share, of which 1,276,252 are exercisable into common shares at a weighted average price of $0.47 per share. As at April 26, 2017, there are 2,275,000 share units issued and outstanding.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition.

PROPOSED TRANSACTIONS

As at March 31, 2017, the Board of Directors had not committed to proceed with any proposed asset or business acquisitions or dispositions that are not disclosed herein.

TRANSACTIONS WITH RELATED PARTIES

Balances and transactions between the Company and its wholly owned subsidiaries and entities over which the Company has control have been eliminated on consolidation. There have been no changes to the Company’s identification of related parties, as defined under IAS 24, Related Party Disclosures.

For the three months ended March 31, 2017, the Company had related party transactions with key management personnel pertaining to the ordinary course of their employment or directorship arrangements. In addition, the Company made product sales to companies owned or controlled by one of the Company’s Directors.

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DISCLOSURE CONTROLS AND PROCEDURES (DCP) AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (ICFR)

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed in the prescribed filings and reports filed with the Canadian securities regulatory authorities is recorded, processed, summarized and reported on a timely basis. The Company’s controls are also designed to provide reasonable assurance that information required to be disclosed is assimilated and communicated to senior management in a timely manner so that appropriate decisions can be made regarding public disclosure.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards. Management, including the Company’s Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR, which has been developed based on the framework established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO (2013)).

During the first quarter of 2017, there were no significant changes in the Company’s internal controls over financial reporting that have materially affected or are reasonably likely to affect the Company’s internal controls over financial reporting.

As permitted by National Instrument 52-109, the evaluation of the design of disclosure controls and procedures and internal controls over financial reporting does not include controls, policies and procedures covering the Company’s acquisitions completed in the first quarter of 2017. Prior to its acquisition by the Company, DDAB and OGAA were privately held companies. Revenues totaling $674,135 and net income before tax of $31,375 from these acquisitions were included in our consolidated interim financial statements for the quarter ended March 31, 2017.

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CRITICAL ACCOUNTING ESTIMATES

There were no significant changes to the Company’s critical accounting estimates during the quarter ended March 31, 2017.

CRH’s critical accounting estimates are described in its MD&A for the year ended December 31, 2016, filed under the Company’s profile on www.sedar.com.

FUTURE CHANGES IN ACCOUNTING POLICIES

All accounting standards effective for periods beginning on or after January 1, 2017 have been adopted by the Company. New accounting pronouncements issued but not yet effective are described in note 3 to the annual consolidated financial statements for the year ended December 31, 2016. There are no new standards issued subsequent to December 31, 2016 which are considered to have an impact on the Company.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, derivative assets, trade and other payables, employee benefit obligations, short term advances, notes payable, deferred consideration and the Company’s earn-out obligation. The fair values of these financial instruments, except the derivative asset, notes payable balances, deferred consideration and the earn-out obligation, approximate carrying value because of their short-term nature. The earn-out obligation and derivative asset are classified as financial instruments recorded at fair value through earnings. For all other debt balances, the fair value of these financial instruments approximates carrying value; the Scotia Facility is a floating rate instrument and due to the subordinate nature of the Crown Note, management has assessed that the carrying value of this fixed rate instrument reflects fair value. The carrying value of the deferred consideration approximates fair value as the discount rate used is reflective of the underlying credit risk of the Company.

Cash and cash equivalents and trade and other receivables are classified as loans and receivables, which are measured at amortized cost. Trade and other payables, employee benefit obligations and short term advances are classified as other financial liabilities, which are measured at amortized cost. Notes payable balances and deferred consideration are also measured at amortized cost. The Company’s derivative asset and earn-out obligation are measured at fair value.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk and market risk. There have been no significant changes to those risks impacting the Company since December 31, 2016, nor has there been a significant change in the composition of its financial instruments since December 31, 2016.

LEGAL PROCEEDINGS

The Company is a party to a variety of agreements in the ordinary course of business under which it may be obligated to indemnify third parties with respect to certain matters. These obligations include, but are not limited to contracts entered into with physicians where the Company agrees, under certain circumstances, to indemnify a third party, against losses arising from matters including but not limited to medical malpractice and product liability. The impact of any such future claims, if made, on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to final outcome of these potential claims.

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NON-IFRS MEASUREMENTS

The following are non-IFRS measures and investors are cautioned not to place undue reliance on them and are urged to read all IFRS accounting disclosures present in the condensed consolidated interim financial statements and accompanying notes for the condensed consolidated interim financial statements for the three months ended March 31, 2017 and the consolidated financial statements and accompanying notes to the financial statements for the year ended December 31, 2016.

The Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include adjusted operating EBITDA and adjusted operating expenses. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business. These non-IFRS measures do not have any standardized meaning prescribed under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

The Company defines adjusted operating EBITDA as operating earnings before interest, taxes, depreciation, amortization, stock based compensation, acquisition related expenses and asset impairment charges. Adjusted operating EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses adjusted operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance.

The Company defines adjusted operating expenses as operating expenses before acquisition related expenses, stock based compensation, depreciation, amortization and asset impairment charges. Adjusted operating expenses are presented on a basis consistent with the Company’s internal management reports.

The non-IFRS measures are reconciled to reported IFRS figures in the tables below:

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Adjusted operating EBITDA

For the three months ended	2017	2016				2015
(USD in thousands)	Mar	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Adjusted operating EBITDA attributable to:
Shareholders of the Company	7,719	10,281	9,122	7,054	5,914	6,797	5,758	5,775	5,093
Non-controlling interest	3,328	4,219	2,533	1,518	848	465	142	-	-
Total adjusted operating EBITDA	11,047	14,500	11,655	8,572	6,762	7,263	5,900	5,775	5,093
Amortization expense	(5,059)	(4,715)	(4,711)	(2,925)	(2,475)	(2,188)	(1,745)	(1,459)	(1,402)
Depreciation and related expense	(13)	(30)	(31)	(30)	(15)	(18)	(17)	(17)	(12)
Stock based compensation	(906)	(525)	(297)	(290)	(264)	(261)	(1,001)	(1,145)	(343)
Acquisition expenses	(127)	(58)	(21)	(286)	(62)	(123)	(221)	-	(16)
Impairment of inventory	-	-	-	-	-	-	(241)	-	-
Impairment of intangible assets	-	-	-	-	-	-	(390)	-	-
Operating income	4,946	9,172	6,595	5,041	3,946	4,673	2,285	3,154	3,320
Net finance income (expense)	(1,246)	(1,175)	(1,381)	(2,156)	289	(5,914)	(1,013)	(4,492)	(1,665)
Income tax (expense) recovery	(397)	(1,643)	(188)	(1,219)	(1,205)	1,541	442	661	270
Net and comprehensive income (loss)	3,302	6,354	5,026	1,666	3,030	300	1,714	(677)	1,925

Adjusted operating expenses

For the three months ended	2017	2016				2015
(USD in thousands)	Mar	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar

Anesthesia services - adjusted operating expense	9,469	9,492	8,794	6,158	5,323	5,061	4,023	3,460	2,984
Amortization expense	5,056	4,715	4,711	2,925	2,475	2,188	1,745	1,459	1,403
Depreciation and related expense	2	1	3	2	2	4	3	2	-
Stock based compensation	149	120	38	27	17	12	13	10	2
Acquisition expenses	127	58	21	286	62	123	221	-	-
Impairment of intangible assets	-	-	-	-	-	-	390	-	-
Anesthesia services expense	14,803	14,386	13,567	9,398	7,879	7,389	6,395	4,931	4,389

Product sales - adjusted operating expense	1,037	1,083	974	1,004	998	950	888	981	904
Amortization expense	5	-	-	-	-	-	-	-	-
Depreciation and related expense	8	15	15	15	1	1	1	1	1
Stock based compensation	110	125	90	99	84	81	106	80	136
Impairment of inventory	-	-	-	-	-	-	241	-	-
Product sales expense	1,160	1,223	1,079	1,118	1,083	1,031	1,236	1,062	1,041

Corporate - adjusted operating expenses	985	746	684	853	754	664	798	665	638
Amortization expense	(4)	-	-	-	-	-	-	-	-
Depreciation and related expense	3	14	14	13	13	14	14	14	11
Stock based compensation	647	280	169	164	162	167	882	1,056	205
Acquisition expenses	-	-	-	-	-	-	-	-	16
Corporate expense	1,630	1,040	867	1,030	929	845	1,694	1,735	870

Total adjusted operating expense	11,491	11,321	10,453	8,015	7,075	6,675	5,709	5,106	4,527
Total operating expense	17,593	16,649	15,514	11,546	9,891	9,265	9,325	7,728	6,300

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